SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 31, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated August 31, 2016: Nokia announces a change in the composition of the Nokia Group Leadership Team

Nokia announces a change in the composition of the Nokia Group Leadership Team

Nokia Corporation

Stock Exchange Release
August 31, 2016 at 08:30 (CET +1)

Nokia announces a change in the composition of the Nokia Group Leadership Team

•                  Ramzi Haidamus, president of Nokia Technologies, to step down from the Nokia Group Leadership Team and leave company

•                  Search for successor underway, Nokia Technologies’ Brad Rodrigues named acting president

Espoo, Finland — Nokia announced today that Ramzi Haidamus, President of Nokia Technologies and a member of the company’s Group Leadership Team, will step down from the Nokia Group Leadership Team effective from September 1, 2016. In order to ensure a smooth transition, he will stay with the company through the end of September, and then leave to pursue new opportunities.

As a result of this change, effective from September 1, the Nokia Group Leadership Team will consist of the following members: Rajeev Suri, Timo Ihamuotila, Samih Elhage, Federico Guillén, Basil Alwan, Bhaskar Gorti, Hans-Jürgen Bill, Kathrin Buvac, Ashish Chowdhary, Barry French, Marc Rouanne and Maria Varsellona.

Brad Rodrigues, currently head of strategy and business development in Nokia Technologies, will assume the role of acting president of Nokia Technologies, and the company has started the search for a permanent successor with the requisite technology, product and commercial skills.

“Ramzi has created a strong foundation in Nokia Technologies,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “Under his leadership, we have grown our patent licensing business, reached an agreement with HMD global Oy to bring the Nokia brand back to mobile devices, and made excellent progress in digital media with the launch of the OZO virtual reality camera and in digital health with the acquisition of Withings. I wish Ramzi well, and am confident that with its strong foundation, Nokia Technologies will continue its progress without missing a beat.”

“What was originally a collection of interesting assets is now a focused, growing and profitable business with a strong leadership team,” said Haidamus. “Given that progress, now is the right time for me to explore new opportunities to pursue my passion for building and transforming businesses. I am proud of what we have accomplished at Nokia Technologies and look forward to seeing the business continue to grow and thrive.”

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal